SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                       ----------------------------------

                                   FORM 12b-25

                                                 COMMISSION FILE NUMBER 0-15491


                           NOTIFICATION OF LATE FILING

                    (Check One):  [X] Form 10-K [ ] Form 11-K
                    [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR



     For Period Ended: March 31, 1998

     [ ] Transition Report on Form 10-K     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form 20-F     [ ] Transition Report on Form N-SAR
     [ ] Transition Report on Form 11-K



     For the Transition Period Ended: __________________________________________

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:


                        PART I -- REGISTRANT INFORMATION

Full Name of Registrant                       PARLUX FRAGRANCES, INC.

Former Name if Applicable

Address of Principal Executive Office         3725 SW 30TH AVENUE

City, State and Zip Code                      Ft. Lauderdale, FL 33312

                       PART II -- RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the 5th calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

     State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The Registrant has not yet completed its Annual Report on Form 10-K for the year ended March 31, 1998, because it is in the process of restating its March 31, 1997 and 1996 financial statements to comply with a 1997 announcement from the staff of the Securities and Exchange Commission to reflect a beneficial conversion feature on convertible debentures.

                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      FRANK A. BUTTACAVOLI              954                     316-9008
   ____________________________  _________________    _________________________
           (Name)                   (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report(s) been filed? If the answer is no, identify report(s).

                           [X]  Yes                        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                           [X]  Yes                        [ ] No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     As outlined in a previous press release dated March 4, 1998, for the year ended March 31, 1998, Parlux Fragrances, Inc. will report a net loss mainly due to provisions for obsolete/excess inventory on discontinued brands and products. In addition, provisions for doubtful accounts and write-offs of accounts receivable will be required. The Company is finalizing the above amounts which will be reported in its Form 10-K for the year ended March 31, 1998, once the restated March 31, 1997 and March 31, 1996 Form 10-K/A have been filed.

                            PARLUX FRAGRANCES, INC.
                  --------------------------------------------
                  (Name of registrant as specified in charter)

     Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 26, 1998                    By: /s/ FRANK A. BUTTACAVOLI
                                          ------------------------
                                               Frank A. Buttacavoli
                                               Executive Vice President and CFO